EXHIBIT 99.9
                          [ADT Interoffice Memohead]


date:          FEBRUARY 10, 1997

to:            M.J. RICHARDSON                          PRIVATE & CONFIDENTIAL

from:          S.J. RUZIKA


Michael,

This is to set out an agreement for payments to be made by ADT to you and certain other key ADT Automotive Executives on the completion of a successful sale of ADT Automotive Holdings, Inc ("the Transaction"). The Executives which will participate in an incentive are: Larry Reese, Tony Moorby and Bob McDevitt ("the Participants"). In addition, Jim Buzzell upon completion of the Transaction will receive a payment of $110,000.

On completion of a sale, ADT will pay you $400,000 plus one-half of one per cent of the gross consideration in excess of $430 million. For example, if the gross consideration was $450 million, you would receive $500,000 and at $500 million you would receive $750,000. There is no cap on the payments regarding payments to you.

The Participants would receive $150,000 each plus three-eighths of one per cent of the gross consideration in excess of $425 million. The excess payment for the Participants will be capped at a gross consideration of $475 million, therefore, the maximum amount which may be earned by a Participant would be $337,500 each.

Gross consideration of the Transaction will be the aggregate of proceeds received by ADT and debt remaining in the auctions group which is assumed by the purchaser other than debt considered to be a component of working capital, including bank overdrafts. The gross consideration should be readily apparent from terms which will be set out in a definitive sale and purchase agreement. Should there be any complications in determining the gross consideration, I am confident that we will be able to come to an acceptable agreement between us.

ADT will, of course, endeavor to make these payments in as tax effective a manner as possible.

In addition, senior executives who retire before the age of 65 will be entitled to receive ADT Automotive sponsored medical benefits up to the age of 65 provided the respective executive pays the appropriate monthly cost of said benefit from his retirement date until age 65. The monthly cost will be the same cost charge to a Cobra participant.

This agreement, as it relates to the Transaction payments set above, will be effective through September 30, 1997 at which time the agreement will terminate unless extended by ADT at its sole discretion.